Exhibit 12.1

Ratio of Earnings to Fixed Charges
(amounts in thousands of US$)	Successor				Predecessor
	Quarter ended March 31, 2007	Quarter ended March 31, 2006	Year ended December 31, 2006	August 26 2005 to December 31, 2005	January 1, 2005 to August 25, 2005	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002

Net Income after tax	14,783	4,982	21,069	2,161	51,337	127,132	55,501	(5,634)
Minority Interest	-		-	-	-	-	1,306	324
Income from equity investees	(828)	(154)	(674)	(285)	(788)	(763)	(403)	(68)
Income tax	1,179	-	-	-	-	-	-	-

Pre-tax income before minority interests and income from equity investees	15,134	4,828	20,395	1,876	50,549	126,369	56,404	(5,378)
Plus:
Fixed Charges	27,952	14,222	67,700	21,215	28,756	56,178	40,659	20,766
Distributed income of equity investees	678	455	583	-	972	699	78	-
Earnings	43,764	19,505	88,678	23,091	80,277	183,246	97,141	15,388

Fixed Charges:
Interest expensed	13,024	8,553	39,425	11,892	1,252	3,450	5,278	3,950
Plus:
Amortized premiums, discounts and capitalized expenses relating to indebtedness	447	653	8,004	-	425	-	-	-

Estimate of interest within rental expense	14,481	5,016	20,271	9,323	27,079	52,728	35,381	16,816

Fixed charges	27,952	14,222	67,700	21,215	28,756	56,178	40,659	20,766

Ratio of earnings to fixed charges	1.57	1.37	1.31	1.09	2.79	3.26	2.39	0.74

Additional pre-tax income before minority interest and income from equity investees necessary to generate a ratio of Earnings to Fixed Charges of 1.00	-	-	-	-	-	-	-	5,378